Exhibit 2.1

SHARE PURCHASE AGREEMENT

RELATING TO

NORBERT DENTRESSANGLE SA

AMONG

DENTRESSANGLE INITIATIVES

Mr. Norbert DENTRESSANGLE

Mrs. Evelyne DENTRESSANGLE

Mr. Pierre-Henri DENTRESSANGLE

Ms. Marine DENTRESSANGLE

ON THE ONE HAND

AND

XPO LOGISTICS, INC.

ON THE OTHER HAND

DATED AS OF APRIL 28, 2015

THIS SHARE PURCHASE AGREEMENT (the “Agreement”) is made on April 28, 2015,

BETWEEN:

1.	DENTRESSANGLE INITIATIVES, a société par actions simplifiée incorporated under the laws of France, with a share capital of EUR 632,461,740, whose registered office is located at 30 bis rue Sainte-Hélène, Lyon (69002), France, registered with the Registre du Commerce et des Sociétés (Companies Registry) of Lyon under number 492 792 973, represented by Mr. Norbert DENTRESSANGLE, duly authorized for the purpose hereof, hereinafter “DI SAS”

2.	Mr. Norbert DENTRESSANGLE, a French citizen born on 9 July 1954 in Annonay (07100), France, residing at 30 rue Sainte Hélène, Lyon (69002), France,

hereinafter “Mr. ND”

3.	Mrs. Evelyne DENTRESSANGLE, a French citizen born on 2 December 1952 in Saint-Vallier (26240), France, residing at 30 rue Sainte Hélène, Lyon (69002), France,

hereinafter “Ms. ED”

4.	Mr. Pierre-Henri DENTRESSANGLE, a French citizen born on 28 April 1981 in Tournon (07300), France, residing at 30 rue Sainte Hélène, Lyon (69002), France,

hereinafter “Mr. PHD”

5.	Ms. Marine DENTRESSANGLE, a French citizen born on 16 April 1986 in Saint Vallier sur Rhône (26240), France, residing at 3, rue Saint Simon, Paris (75007), France,

hereinafter “Ms. MD” and, together with DI SAS, and

Mr. PHD, the “Sellers” and together with Mr. ND and Ms. ED,

the “Seller Parties”

AND:

6.	XPO LOGISTICS, INC., a company incorporated under the laws of the state of Delaware, whose registered office is at Five Greenwich Office Park, Greenwich, Connecticut 06831 (USA), represented by Mr. Bradley S. JACOBS, duly authorised for the purpose hereof, hereinafter, the “Purchaser”

The Seller Parties and the Purchaser are individually referred to as a “Party” and collectively referred to as the “Parties”

WHEREAS

(A)	As of the Closing Date (as defined herein):

•	DI SAS will be the owner of 6,321,294 Company Shares, representing 64.27% of the share capital and 76.24% of the voting rights of the Company;

•	Mr. PHD will be the owner of 120,241 Company Shares representing 1.23% of the share capital and 1.49% of the voting rights of the Company; and

•	Ms. MD will be the owner of 120,241 Company Shares representing 1.23% of the share capital and 1.49% of the voting rights of the Company.

(B)	The Company and its subsidiaries (collectively, the “Group Companies”) are engaged in the logistics, transport and freight forwarding businesses (the “Business”).

(C)	The Company Shares are listed on Euronext Paris (compartment B) and Euronext London (Standard segment).

(D)	The Purchaser and DI SAS entered into a non-disclosure agreement on April 17, 2015 on the basis of which the Purchaser has been provided certain information regarding the Group Companies.

(E)	The Purchaser has confirmed to the Sellers that it has secured all required financing in order to proceed with the Transaction and that such financing will remain available throughout the period leading up to the closing of the Transaction.

(F)	The Purchaser has irrevocably undertaken to file with the French Financial Market Authority (l’Autorité des marchés financiers) (the “AMF”) as soon as reasonably practicable after Closing but no later than five (5) Business Days thereafter, a mandatory simplified tender offer for all of the securities issued by the Company (other than the Sellers’ Shares acquired pursuant to this Agreement) at (i) a price of 217.50 Euros (€217.50) per Company Share (such price taking into consideration the distribution of a dividend in the amount of 1.80 Euros (€1.80) per share prior to the Closing and (ii) a price of 157.95 Euros (€157.95) per share warrant A (BSA A) (bons de souscription d’actions) and 157.95 Euros (€157.95) per share warrant B (provided that such share warrants A and share warrants B shall not be targeted in such tender offer if they have been acquired by the Purchaser prior to the filing of such tender offer) (including any subsequent increased offer (surenchère), the “Offer”).

(G)	In such context, the Purchaser wishes to purchase from the Sellers and the Sellers wish to sell to the Purchaser, all the shares in the capital of the Company they respectively own, representing together 66.72% of the share capital of the Company, under the terms and conditions set forth herein (the “Transaction”).

NOW, THEREFORE, IT IS HEREBY AGREED AS FOLLOWS:

1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions

As used herein, the following terms have the respective meanings set forth below:

“Affiliate”	shall mean, in relation to any Person, any other Person which, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. The term “control” as used in this definition (including its correlative meanings “controlled by” and “under common control with”) shall have the meaning ascribed thereto in Article L. 233-3 of the French Commercial Code.

“Agreement”	shall have the meaning set forth in the Preamble.

“AMF”	shall have the meaning set forth in the Recitals.

“AMF Regulation”	shall mean the General Regulation published by the AMF.

“Antitrust Clearances”	shall mean (i) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (HSR Act), and (ii) any consents, authorizations, orders, approvals, declarations and filings required or advisable under any applicable Antitrust Law in Germany will have been made or obtained, in each case related to the Transaction; provided, however, that, with respect to each of clauses (i) and (ii), there shall not be any existing or threatened legal action by any Governmental Authority of competent jurisdiction or any judgment, decree or order having been entered, which would prevent the performance of this Agreement or the consummation of any of the Transactions contemplated hereby, declare unlawful the transactions contemplated by this Agreement or cause such transactions to be rescinded, in each case, pursuant to or under any applicable Antitrust Law.

“Antitrust Laws”	shall mean any national, regional, domestic or foreign law, regulation or decree designed to prohibit, restrict or regulate actions for the purpose or effect of monopolization or restraint of trade or the significant impediment of effective competition.

“Business”	shall have the meaning set forth in the Recitals.

“Business Day”	shall mean a day other than (x) a Saturday, a Sunday or (y) a day that is not a trading day (jour de négociation) on any of the Euronext Paris stock exchange, the London Stock Exchange or the New York Stock Exchange, or (z) a day in which banks in Paris, London or New York are authorized or required by law to remain closed.

“Closing Date”	shall have the meaning set forth in Article 7.2.

“Company”	shall mean NORBERT DENTRESSANGLE, a French société anonyme incorporated under the laws of France, with a share capital of nineteen million six hundred seventy-two thousand four hundred eighty-two Euros (€19,672,482) divided into nine million eight hundred thirty-six thousand two hundred forty-one (9,836,241) ordinary shares, nominal value €2, whose registered office is located at 192 avenue Thiers, 69006 Lyon, France registered with the Registre du Commerce et des Sociétés (Companies Registry) of Lyon under number 309 645 539.

“Company Shares”	shall mean the ordinary shares, nominal value €2, of the Company.

“Competing Business”	shall have the meaning set forth in Article 6.4(a)(i).

“Communications Plan”	shall have the meaning set forth in Article 13.7.

“DI SAS”	shall have the meaning set forth in the Preamble.

“Encumbrance”	shall mean any mortgage, encumbrance, security interest, pledge, charge, lien, assignment by way of security, option or right of pre-emption.

“Governmental Authority”	shall mean any governmental or regulatory authority, or any court, tribunal, or judicial or arbitral body of competent jurisdiction.

“Group Companies”	shall have the meaning set forth in the Recitals.

“Investment Service Provider”	shall mean Exane or any other investment services provider agreed to between DI SAS and the Purchaser.

“Long Stop Date”	shall mean October 31, 2015.

“Mr. ND”	shall have the meaning set forth in the Preamble.

“Mr. PHD”	shall have the meaning set forth in the Preamble.

“Ms. ED”	shall have the meaning set forth in the Preamble.

“Ms. MD”	shall have the meaning set forth in the Preamble.

“ND Trademarks and Logos”	shall have the meaning set forth in Article 5.

“Offer”	shall have the meaning set forth in the Recitals.

“Party” or “Parties”	shall have the meaning set forth in the Preamble.

“Per-Share Price”	shall have the meaning set forth in Article 3.1.

“Person”	shall mean any individual, corporation (including any not-for-profit corporation), general or limited partnership, limited liability company, joint venture, association, organisation, labour union or other entity or Governmental Authority.

“Purchase Price”	shall have the meaning set forth in Article 3.1

“Purchaser”	shall have the meaning set forth in the Preamble.

“Sellers”	shall have the meaning set forth in the Preamble.

“Sellers’ Accounts”	shall mean the bank accounts in the name of the Sellers opened with the Investment Services Provider.

“Sellers’ Group”	means the Seller Parties, any of their family members (direct ascendants, direct descendants and spouses), any of their respective Affiliates, as well as their officers, employees, representatives or agents, from time to time, other than, prior to the Closing Date, the Group Companies.

“Sellers’ Shares”	shall have the meaning set forth in Article 2.

“Tender Offer Agreement”	shall have the meaning set forth in Article 6.2.

“Transaction”	shall have the meaning set forth in the Recitals.

“Transfer of Ownership”	shall have the meaning set forth in Article 7.2.

“Undertakings”	shall have the meaning set forth in Article 6.4(b).

1.2	Interpretation

(a)	The definitions set forth herein shall apply equally to both the singular and plural forms of the terms defined.

(b)	All references in this Agreement to Articles and Schedules shall be deemed to be references to Articles and Schedules to, this Agreement unless the context shall otherwise require. All Schedules attached hereto shall be deemed incorporated in this Agreement as if set forth in full in this Agreement.

(c)	The titles of Articles of this Agreement are for convenience of reference only and shall not affect the interpretation of the provisions of this Agreement.

(d)	The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation”.

(e)	The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(f)	The word “or” shall be non-exclusive (i.e., where two items or qualities are separated by the word “or” the existence of one item or quality shall not be deemed to be exclusive of the existence of the other, such that the word “or” shall be deemed to include the word “and”).

(g)	If a period of time is specified as from a given day, or from the day of an act or event, it shall be calculated exclusive of that day and including the relevant last day of this period of time.

(h)	Unless otherwise expressly provided in this Agreement, any agreement, instrument or statute defined or referred to in this Agreement or in any agreement or instrument that is referred to in this Agreement means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein.

(i)	Any reference in this Agreement to a “notice” shall be deemed to be a reference to a “written notice” (and the words “notify”, “notified”, “notification” shall be interpreted accordingly).

(j)	To the fullest extent permitted by applicable law, the Purchaser hereby expressly waives the provisions of Article 1602 of the French Code Civil.

2.	SALE AND PURCHASE OF SHARES

Subject to the terms and conditions set forth herein, on the Closing Date, each Seller shall sell to the Purchaser and the Purchaser shall purchase from each Seller,

all the Company Shares owned by such Seller, as set forth opposite such Seller’s name on Schedule 1, such number of Company Shares owned by all Sellers being in the aggregate 6,561,776 Company Shares, representing 66.72% of the share capital of the Company (collectively, the “Sellers’ Shares”), free from and clear of any Encumbrances, together with all rights attached thereto as from the Closing Date.

The reciprocal undertakings to sell and buy the Sellers’ Shares shall be irrevocable, notwithstanding any change in circumstances, subject only to the terms and conditions hereof.

3.	PURCHASE PRICE

3.1	Consideration

The aggregate consideration payable by the Purchaser to the Sellers on the Closing Date for the Sellers’ Shares shall be 1,427,186,280 Euros (€1,427,186,280) (the “Purchase Price”), reflecting consideration per Company Share of 217.50 Euros (€ 217.50) (the “Per-Share Price”). The Purchase Price and Per-Share Purchase Price take into consideration the distribution of a dividend in an amount of 1.80 Euros (€ 1.80) per share which will be paid prior to Closing.

Any other dividend or other distribution decided or paid by the Company in respect of the Sellers’ Shares on or after the date hereof and until the Closing Date shall be to the sole benefit of the Purchaser and shall reduce the Purchase Price in an amount equal to aggregate amount of such dividend or other distribution with the Per-Share Price being similarly rateably reduced.

The Purchase Price payable to each Seller shall be as follows, which shall be paid at the Closing by the Purchaser to the applicable Seller in accordance with Article 7:

• DI SAS	1,374,881,445 Euros (€1,374,881,445)

• Mr. PHD	26,152,417.50 Euros (€26,152,417.50)

• Ms. MD	26,152,417.50 Euros (€26,152,417.50)

4.	ANTITRUST FILINGS

(a)

Each of Purchaser and DI SAS (including, if necessary, by causing actions of the Company to the extent permitted by its corporate powers) shall make or cause to be made all filings and submissions required under the HSR Act within five (5) Business Days after the date hereof, and applicable Antitrust Laws of Germany within five (5) Business Days after the date hereof in connection with the consummation of the Transaction (which filings and submissions shall seek early termination if made pursuant to the HSR Act and the equivalent, if available, with respect to any such other applicable Antitrust Laws). DI SAS shall deliver, or cause the delivery of all information necessary for Purchaser to make all filings and submissions required under the applicable Antitrust Laws of Russia as promptly as possible, but in any event within ten (10) Business Days after the date hereof. In connection with the Transaction, Purchaser and DI SAS (including, if necessary and to the extent permitted by their corporate powers, by causing actions of the Company to the extent permitted by its corporate powers) shall promptly as practicable comply with any additional requests for information, including requests for production of documents and production of witnesses for interviews or depositions by any Governmental Authorities.

(b)	Notwithstanding anything herein to the contrary, Purchaser and DI SAS (including, if necessary, by causing actions of the Company to the extent permitted by its corporate powers) shall cooperate in good faith with any Governmental Authorities and Purchaser shall, and shall cause each of its Affiliates to, use its reasonable best efforts to undertake promptly any and all actions (including without limitation to sell or otherwise dispose of, or hold separate or agree to sell or otherwise dispose of, assets, categories of assets or businesses of the Company or Purchaser or their respective Affiliates, without limitation) required to enable all waiting periods under the HSR Act and any other applicable Antitrust Laws to expire, and to avoid or eliminate impediments under the HSR Act and any other applicable Antitrust Laws asserted by any Governmental Authority, in each case, to complete the Transaction expeditiously and lawfully.

(c)

Purchaser and DI SAS (including, if necessary, by causing actions of the Company to the extent permitted by its corporate powers) each shall diligently assist and cooperate with each other in preparing and filing any and all written communications that are to be submitted to any Governmental Authorities in connection with the Transaction and in obtaining any governmental consents, waivers, authorizations or approvals which may be required to be obtained by Purchaser or any of its Affiliates in connection with the Transaction, which assistance and cooperation shall include: (i) timely furnishing to the other Party all information concerning the other Party that counsel to the other Party reasonably determines is required to be included in such documents or would be helpful in obtaining such required consent, waiver, authorization or approval; (ii) promptly providing the other Party with copies of all written communications to or from any Governmental Authority relating to any Antitrust Law; provided that such copies may be redacted as necessary to address legal privilege or confidentiality concerns or to comply with contractual arrangement or applicable Law; and provided, further, that portions of such copies that are competitively sensitive may be designated as “outside antitrust counsel only”; (iii)

keeping the other Party reasonably informed of any communication received or given in connection with any proceeding by the other Party, in each case regarding the Transaction; and (iv) permitting the other Party to review and incorporate the other Party’s reasonable comments in any communication given by it to any Governmental Authority, in each case regarding the Transaction. Neither Purchaser or its Affiliates, on one hand, nor DI SAS (including, if necessary, by causing actions of the Company to the extent permitted by its corporate powers), on the other hand, shall initiate, or agree to participate in any meeting, telephone call or discussion with any Governmental Authority with respect to any filings, applications, investigation, or other inquiry regarding the Transaction, or as to any filings under the HSR Act or any other applicable Antitrust Laws, without giving the other Party reasonable prior notice of the meeting or discussion and, to the extent permitted by such Governmental Authority, the opportunity to attend and participate in such meeting, telephone call or discussion. Without prejudice to the other provisions of this Article 4(c), Purchaser shall, on behalf of the parties, control and lead all communications and strategy relating to obtaining all approvals, consents, waivers, expirations or terminations of waiting periods, registrations, permits, authorizations and other confirmations from any Governmental Authority or third party necessary, proper or advisable to consummate the Transaction; provided, however, that Purchaser shall consult in advance with DI SAS and in good faith take DI SAS’s views into account regarding the overall strategic direction of any such litigation or approval process, as applicable, and consult with DI SAS prior to taking any material substantive positions or submissions or entering into any negotiations concerning such approvals, as applicable. The Purchaser shall not, without the prior written consent of DI SAS, not to be unreasonably withheld taking into account the mutual intention and agreement of the Parties as set forth herein to enable all waiting periods under the HSR Act and any other applicable Antitrust Laws to expire, and to avoid or eliminate impediments under the HSR Act and any other applicable Antitrust Laws asserted by any Governmental Authority, in each case, to complete the Transaction expeditiously and lawfully, withdraw any filing or submission made in accordance with this Article 4; provided, however, that following consultation with DI SAS, the Purchaser may withdraw and refile each such filing or submission on one occasion without obtaining the consent of DI SAS.

(d)

If, Purchaser determines to hold separate, upon the consummation of the Transaction, any business, assets or subsidiary of the Company or any subsidiary in order to comply with any applicable Antitrust Law, including by agreeing to operate and manage such businesses, assets and/or subsidiary separate from the reminder of the Purchaser, DI SAS (including, if necessary, by causing actions of the Company to the extent permitted by its corporate powers) shall take all actions reasonably requested by the Purchaser to assist the Purchaser in (i) the identification and segregation of such business, assets or subsidiary as of the time Closing, and (ii) causing the board of directors (or other governing body) and management of the entities conducting such businesses or holding such assets to cooperate with Purchaser in effecting any matters necessary or desirable to effect and facilitate such arrangement as of the Closing.

5.	COVENANT RELATING TO TRADEMARKS AND LICENSE

It is expressly agreed that the Purchaser is not purchasing, acquiring or otherwise obtaining any right, title or interest in or to the name “Norbert Dentressangle” or any trade names, trademarks, identifying logos or service marks related thereto or containing the words “Norbert Dentressangle” or any part or variation of any of the foregoing or any similar trade name, trademark or logo (collectively the “ND Trademarks and Logos”) other than as expressly set forth in this Article 5.

The Purchaser acknowledges and agrees that, other than as expressly set forth in this Article 5, neither it nor any of its Affiliates nor any of the Group Companies shall be entitled to use the ND Trademarks and Logos from and after the Closing Date.

As from the Closing Date, the Purchaser shall not, and shall cause the Group Companies to cease to, hold themselves out as having any current affiliation with the Seller Parties or any of their Affiliates.

As soon as reasonably practicable and in any event within six (6) months following the Closing Date, the Purchaser shall cause the Group Companies (and any of their respective branch offices and representative offices) to change their names and cause the articles of association (or equivalent organisational document or licence), as applicable, to be amended, to remove any reference to “Dentressangle” or “Norbert Dentressangle” and to cease to make any other use of any ND Trademarks and Logos, including taking all actions necessary to remove or otherwise obliterate all ND Trademarks and Logos from all other assets and materials owned or used by the Group Companies, including all websites, email and other materials and systems, as well as any business cards, schedules, stationery, packaging materials, displays, signs, promotional materials, manuals, forms, etc.; provided that (i) with respect to buildings, the Purchaser shall cause the Group Companies to cease the use thereof on or before the date which is twelve (12) months following the Closing Date, and (ii) with respect to vehicles and similar equipment of the Group Companies, the Purchaser shall cause the Group Companies to cease the use thereof by (a) at least 25% thereof on or before the date which is twelve (12) months following the Closing Date, (b) at least 60% thereof on or before the date which is twenty-four (24) months following the Closing Date, and (c) 100% thereof on or before the date which is thirty-six (36) months following the Closing Date.

The Purchaser shall use commercially reasonable efforts to procure that the use of the ND Trademarks and Logos in accordance with this Article 5 shall be consistent in all material respects with the use (and the terms of use) thereof prior to the Closing Date.

Notwithstanding anything herein to the contrary, the Purchaser shall, in all circumstances, cause the Group Companies to remove all ND Trademarks and Logos from all vehicles or assets of the Group Companies prior to their sale or transfer to any third party.

The Purchaser acknowledges the importance to the Sellers that the Purchaser comply in a timely manner with its obligations under this Article 5. Until the date which is thirty-six (36) months following the Closing Date, the Purchaser shall prepare promptly following the Closing Date an action plan for the implementation of the undertakings set forth in this Article 5, and shall provide to the Seller regular updates (not less than annually) regarding the status of the implementation of such action plan and the general status of compliance by the Purchaser with its obligations under this Article 5 (including in particular confirmation of ongoing compliance with the obligations set forth in the preceding paragraph).

Notwithstanding anything to the contrary in this Article 5, the rights of the Group Companies to utilize the ND Trademarks and Logos with respect to the Group Companies’ currently existing franchise agreements or any other currently existing binding licenses that the Group Companies do not have the right to unilaterally terminate without financial penalty or other detriment to the Company or any Group Company and that provide for the use of the Trademarks and Logos shall not be affected, and the rights of the franchisees, joint ventures under those currently existing agreements shall continue until such agreements are terminated; provided that the Purchaser shall cause the Group Companies to use commercially reasonable efforts to agree with such franchisees, joint venture partners and other counterparties to cease to use the North Trademarks and Logos as soon as practicable after the Closing date.

As from the date which is thirty-six (36) months following the Closing Date and until the date that is seventy-two (72) months following the Closing Date, DI SAS shall have the right three times during such period to audit the compliance by the Purchaser with the obligations set forth in this Article 5. The Purchaser shall upon reasonable notice by DI SAS, provide DI SAS and its advisors reasonable access to all or part of the transportation parks of the Group Companies in order to enable them to confirm the extent to which the Purchaser is complying with its obligations hereunder; provided that any such audit shall be conducted in a manner that does not unreasonably interfere with the business of the Group Companies.

DI SAS may provide to the Purchaser notice of any breach by the Purchaser of its obligations hereunder. The Purchaser shall pay to DI SAS as damages an amount equal to fifty thousand Euros (€50,000) in respect of any breach of the obligation set forth above relating to the removal of the ND Trademarks and Logos from any vehicles, provided, that with respect to the first three (3) notices of breach, no such damages shall be payable, if such breach is cured within one (1) month following such notice of breach.

Mr. ND and the Sellers hereby grant the Purchaser an irrevocable, royalty-free, fully paid-up right and license to use the ND Trademarks and Logos, in accordance with the terms of this Article 5, including (i) in relation to the use by any franchisee during the course of its currently existing franchise agreement with the Company or (ii) during the term of any other currently existing binding licenses that the Group Companies do not have the right to unilaterally terminate without financial penalty or other detriment to the Company or any Group Company and that provide for the use of the ND Trademarks and Logos.

6.	SELLERS’ COVENANTS

6.1	Sellers’ Shares

Each of the Sellers hereby agrees that he/she or it shall not (i) sell, assign (by operation of law or otherwise), convey, transfer, pledge, hypothecate, lend, hedge or otherwise dispose of, or grant any option with respect to, any of the Sellers’ Shares to any person other than the Purchaser pursuant to this Agreement (excluding any transfer of Sellers’ Shares from one Seller to another Seller prior to the Closing Date), or (ii) create or permit to exist any Encumbrance upon or with respect to any of the Sellers’ Shares.

6.2	Tender Offer Agreement

Reference is made to the Tender Offer Agreement entered on the date hereof between the Purchaser and Red, of which the Sellers have been provided a copy (the “Tender Offer Agreement”). The Sellers agree not to take any action that would be inconsistent with the obligations of the Company set forth in such Tender Offer Agreement, and to exercise their voting rights (including as members of the Supervisory Board of the Company or as shareholders of the Company), to the extent permitted by their corporate powers, in a manner consistent therewith. For the avoidance of doubt, the Sellers shall vote in favour of the shareholders’ resolutions submitted to the annual Shareholders’ meeting of the Company to be held on May 21, 2015.

6.3	Tender offer support and recommendation

The Sellers acknowledge that the Purchase Price offers significant value and premium to the shareholders of the Company, and that the project presented by the Purchaser is in the best interest of the Company, its employees and other stakeholders. Consequently, the Sellers hereby irrevocably agree to support and recommend, in their capacities as shareholders and/or directors of the Company, the Tender Offer.

6.4	Non-compete

(a)	Each Seller Party hereby undertakes that neither it nor any of its Affiliates, nor the Sellers’ Group more generally, shall, during the period from the Closing Date through to the third (3rd) year anniversary of the Closing Date:

(i)	directly or indirectly own, manage, operate, finance, control, advise, render services to, guarantee the obligations of, or be employed by, any Person engaged in the logistics, transport or freight forwarding business in any countries in which the Group Companies have operations or have operated within the twenty-four (24) months prior to the date hereof, other than to the extent such activities (a) are conducted for the own account of such Person or its Affiliates (i.e., are not conducted for any third party) and/or (b) are both (x) de minimis to the business of such Person (i.e. representing, at any given time until the third (3rd) anniversary of the Closing Date, less than five percent (5%) of such Person’s total revenues and, in any event, representing, at any given time until third (3rd) anniversary of the Closing Date, less than fifty million Euros (€50,000,000) in revenues per annum) and (y) as to which no member of the Seller Group has any direct managerial role that is greater than its managerial role over such Person generally (a “Competing Business”);

(ii)	enter into any cooperation, joint venture or partnership with a Competing Business;

(iii)	hold or acquire shares or any other equity interest in any publicly traded Person carrying on a Competing Business to the extent that the shares held or acquired represent 5.1% or more of such person’s equity capital (excluding for the avoidance of doubt any investments by way of investment in any investment fund or the like) or publicly disclose any such permitted ownership of less than 5.1% except to the extent required by applicable law;

provided that the activities described on Schedule 2 shall be deemed not to be a violation of the foregoing.

(b)

Each Seller Party hereby acknowledges and agrees with Purchaser that each of the undertakings above (the “Undertakings”) constitutes an entirely separate, severable, independent and separately enforceable restriction on it and that the duration, extent and application of the Undertakings are no greater than is reasonable and necessary for the protection of the legitimate interests of Purchaser and the Group Companies but that if any such restriction shall be determined by any court or regulatory authority or agency of competent jurisdiction to be void or unenforceable but would be valid if part of the wording thereof was deleted and/or the period thereof and/or the geographical area dealt with thereby was reduced, the said restriction shall apply within the jurisdiction of that court or regulatory authority or agency with such modifications as may be necessary to make it valid, effective and enforceable.

6.5	Non-solicitation

Each Seller Party hereby undertakes that they shall not, and shall procure that none of their Affiliates, nor the Sellers’ Group more generally, shall, during the three (3)-year period from the Closing Date, directly or indirectly:

(i)	solicit, entice away or offer employment to, or hire or employ, or attempt to solicit or entice away or offer employment, or to hire or employ, any person who is an employee or officer, branch or station owner or truck driver of any Group Company, other than by way of general solicitations not targeted at such employees or officers, branch or station owner or truck driver;

(ii)	cause, induce or attempt to cause or induce any employee or officer of any Group Company to terminate such relationship; or

(iii)	solicit, induce, or otherwise cause, or attempt to solicit, induce, or otherwise cause, any customer, supplier, licensor or licensee of any Group Company or any franchisee or independent contractor of any Group Company involved in the core Business of any Group Company to (A) terminate, curtail, or otherwise modify its relationship with any Group Company or (B) engage in business with a competitor of the Group Companies.

Notwithstanding anything to the contrary in this Article 6.5, Sellers and their Affiliates shall not be precluded from (i) making general solicitations not targeted at employees, officers, branch or station owner or truck driverof the Company, (ii) soliciting any Company employee, officer, branch or station owner or truck driver who has not been employed or engaged by the Company or its Affiliates during the six (6)-month period prior to the solicitation, or (iii) using employee search firms, so long as such employee search firms are not instructed to engage in targeted solicitations of Company employees, officers, branch or station owners or truck drivers and, in the case of clauses (ii) and (iii), thereafter employing such Company employee or officer or hiring such branch or station owner or truck driver.

6.6	Non-Disparagement

Each Seller Party hereby undertakes that it shall not, and shall procure that none of its Affiliates, nor the Sellers’ Group more generally, shall, during the three (3)-year period from the Closing Date make any disparaging statement, either orally or in writing, regarding Purchaser, any Group Company, the Business, products, or services thereof, or any of their respective shareholders, directors, officers, employees or, solely with respect to the Transaction, their respective agents and advisors. The Purchaser shall not during the three (3)-year period from the Closing Date make any disparaging statement, either orally or in writing, regarding Mr. ND or any Seller or any member of the Seller’s Group, or any of their businesses, products, or services, or any of their respective shareholders, directors, officers, employees, or, solely with respect to the Transaction, their respective agents and advisors.

6.7	No-use of the ND Trademark in the Business

The Seller Parties acknowledge that the ND Trademark and Logos are strongly associated with the Group Companies and that their use, at any time after the Closing (including after the end of the non-compete period provided above) would create a significant risk of confusion and cause significant harm to the Group Companies and the Purchaser and its Affiliates.

The Seller Parties undertake, on their own behalf and on behalf of their Affiliates and the Sellers’ Group more generally, not to use any of the ND Trademark or Logos, nor any of the names Dentressangle or Norbert Dentressangle, in association with the logistics, transport or freight forwarding business, nor to permit such use by any other Person, for a period of twenty (20) years from the Closing Date, anywhere in the world.

The Seller Parties shall take all reasonable and customary measures to defend (i) the ND Trademark and Logos and (ii) the names Dentressangle or Norbert Dentressangle, in each case against any infringement or copy in violation of the foregoing by any Person, at anytime and anywhere, upon notice from the Purchaser. Purchaser shall hold harmless and reimburse each Seller Party for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by such Seller Party in taking action required by the prior sentence.

6.8	Conduct of the Business

Without prejudice to any other provision of this Agreement, each Seller Party hereby undertakes to procure (to the extent permitted by its corporate powers) that the Group Companies comply with their obligations under Section 4 of the Tender Offer Agreement, and, in addition that the Group Companies shall not: (i) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, business combination, restructuring, recapitalization or other reorganization; (ii) acquire by merging or consolidating with, or by purchasing an equity interest in or portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, association or other business organization or division thereof; or (iii) issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer or encumbrance of, any share capital or other equity or voting interests of the Company, or securities convertible or exchangeable into or exercisable for any share capital or other equity or voting interests of the Company, or any options, warrants or other rights of any kind to acquire any share capital or other equity or voting interests of the Company or such convertible, exchangeable or exercisable securities.

7.	CLOSING CONDITIONS AND CLOSING

7.1	Conditions precedent to Purchaser’s obligation

The obligation of the Parties to consummate the sale and purchase of the Company Shares as provided hereunder (the “Closing”) shall be subject to the receipt of the Antitrust Clearances.

7.2	Closing Date, Transfer of Ownership and place of the Closing

The Closing shall take place on the later of the fifth (5th) Business Day after the date on which the Antitrust Clearances are received; or on such other date as may be agreed by the Purchaser and DI SAS, but in no event prior to June 2, 2015 (the date on which the Closing occurs, the “Closing Date”).

The Sellers’ Shares shall be transferred off-market pursuant to the French financial and monetary code and the AMF Regulation (with settlement upon delivery).

Pursuant to article 570-8 of the AMF Regulation, the Parties hereby decide that the Sellers’ Shares will be registered in the Purchaser’s share account on the Closing Date. As a consequence, the transfer of the full ownership (propriété and jouissance) of the Sellers’ Shares to the Purchaser, and the payment of the Purchase Price to the Sellers shall occur simultaneously on the Closing Date, as provided in Article 7.3.

7.3	Closing Actions

7.3.1.	At least two Business Days before the Closing Date:

•	the Purchaser shall have opened in its name a securities trading account and a bank account with the Investment Services Provider; and

•	the Purchaser shall notify to the Sellers all the relevant details with respect to the securities trading account opened in its name in the books of the Investment Services Provider.

7.3.2.	On the Closing Date, the following shall occur:

(i)	the Purchaser shall (i) deposit into its bank account opened with the Investment Services Provider an amount equal to the Purchase Price and the Financial Transaction Tax and (ii) deliver to the Investment Services Provider, an off-market purchase order for the acquisition from each Seller of all the Sellers’ Shares to be transferred by him, her or it hereunder at the Purchase Price to be paid to such Seller hereunder.

(ii)	each Seller shall deliver to the Investment Services Provider, an off-market sale order for the transfer to the Purchaser of the Sellers’ Shares to be transferred by him, her or it hereunder at the Purchase Price.

(iii)	Following the receipt of the foregoing off-market sale and purchase orders, the Investment Services Provider will (x) deliver the Sellers’ Shares to the Purchaser and (y) deliver the Purchaser Price to the Sellers’ Accounts.

The effectiveness of each of the abovementioned closing obligations is conditional upon the fulfilment of each of the other closing obligations. All matters of the Closing will be considered to take place simultaneously, and no matter or action required to be completed at or in connection with the Closing will be deemed complete until all transactions and deliveries of documents required by this Agreement to be completed at or in connection with the Closing are completed.

7.4	Failure to Obtain Antitrust Clearance by Long Stop Date

Notwithstanding anything to the contrary in this Agreement, if the Antitrust Clearances are not obtained prior to the Long Stop Date, the Purchaser and DI SAS will negotiate in good faith any appropriate extension of the time period with a view to permitting the obtaining of the Antitrust Clearances; failing such agreement among the Parties, this Agreement will become null and void without prejudice to any claims against any Party, the fault of which caused the failure to obtain the Antitrust Clearance.

8.	OTHER CLOSING ACTIONS

8.1	Company Supervisory Board

On the Closing Date, the Seller Parties shall procure that the Supervisory Board of the Company shall be convened on the Closing Date in order to acknowledge:

•	the resignations of the four (4) individuals representing the Sellers’ Group and two (2) independent members, from their positions as members of the Supervisory Board of the Company, with full release from all liability; and

•	the appointment to the Supervisory Board of the Company of the persons notified by the Purchaser to the Sellers at least fifteen (15) Business Days prior to the Closing Date, in replacement of the persons mentioned in the paragraph above, and the appointment of the new Chairman of the Supervisory Board.

8.2	Assistance agreement with DI SAS

On the Closing Date, DI SAS shall terminate the assistance agreement entered into with the Group Companies and shall deliver to the Purchaser evidence of termination of such agreement as Closing; all amounts pursuant to the assistance agreement shall be fully settled at the time of such termination, and such termination shall be without any the payment of any indemnity by the Group Companies.

9.	REPRESENTATIONS AND WARRANTIES OF THE SELLERS

The Sellers represent and warrant as of the date hereof and as of the Closing Date to the Purchaser on as set forth in this Article 9.

9.1	Corporate status

(a)	Each Seller which is a legal entity is validly organised and existing under the laws of the jurisdiction of incorporation.

(b)	No step has been taken or legal proceedings started against any Seller for its winding-up, liquidation, bankruptcy, or dissolution under applicable laws in any relevant jurisdiction, nor is any Seller insolvent.

9.2	Authority

(a)	The Sellers have taken all necessary action and have full power to execute and perform this Agreement in accordance with its terms. The terms of this Agreement constitute valid, legal and binding obligations upon the Seller Parties in accordance with its terms.

(b)	Performance by each Seller Party of its obligations under this Agreement does not constitute a breach of or default under any agreement or instrument to which any of the Seller Parties a party or by which any of them is bound or under any order, judgment, decree or other restriction (including statutory and regulatory provisions) applicable to any of the Seller Parties.

9.3	Seller Shares

(a)	As of the Closing Date, the Sellers’ Shares will represent 66.72% of the share capital (on a non-diluted basis). Each Seller has, and shall on the Closing Date have, full and valid ownership of the Sellers’ Shares it holds, free of all Encumbrances.

(b)	The Sellers’ Shares are validly issued and fully paid.

9.4	Consents

No consent, approval, or authorization of any Governmental Authority is required to be obtained or made by any of the Seller Parties in connection with the consummation of the Transaction, other than obtaining the Antitrust Clearances.

9.5	Affiliated Transactions

Except as disclosed in the document de référence, there are no agreements, arrangements or transactions to which any Group Company, on the one hand, and any member of the Seller’s Group, on the other hand, is a party, other than real estate lease agreements entered into in the ordinary course of business on arms’-length terms and conditions and a list of which is attached hereto as Schedule 3.

9.6	No other representations or warranties

None of the Sellers makes any representation or warranty, express or implied, in connection with the transactions contemplated by this Agreement other than as set forth in this Article 9.

10.	REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser represents and warrants as of the date hereof and as of the Closing Date to the Sellers as set forth in this Article 10.

10.1	Corporate Status

The Purchaser is a corporation validly organised and existing under the laws of Delaware.

No step has been taken or legal proceedings started against the Purchaser for its winding-up, liquidation, bankruptcy, or dissolution under applicable laws in any relevant jurisdiction, nor is the Purchaser insolvent.

10.2	Authority

(a)	The Purchaser has taken all necessary action and has full power to execute and perform this Agreement in accordance with its terms. The terms of this Agreement constitute valid, legal and binding obligations upon the Purchaser in accordance with its terms.

(b)	Performance by the Purchaser of its obligations under this Agreement shall not constitute a breach of or default under any agreement or instrument to which the Purchaser is a party or by which it is bound, or under any order, judgment, decree or other restriction (including statutory and regulatory provisions) applicable to the Purchaser.

10.3	Consents

No consent, approval, or authorization of, or registration, declaration or filing with, any Governmental Authority is required to be obtained or made by the Purchaser in connection with the consummation of the Transaction, other than obtaining Antitrust Clearances.

10.4	Available funds

The Purchaser has sufficient immediately available funds or binding (equity and debt) financing commitments to enable it to make all payments required to be made by it hereunder and in connection with the Offer. The Purchaser has provided to Seller true and complete copies of the bridge credit loan agreement therefor which has been duly executed by the parties thereto on the date hereof and has entered into effect on the date hereof, the Administrative Agent thereunder having delivered written notice to such effect pursuant to Section 3.1 of such agreement.

The Purchaser acknowledges that the financing agreements between the Company and various financial institutions contain provisions that will allow such institutions to require the Company to immediately reimburse any outstanding financing upon a change of control of the Company. The Purchaser undertakes to make available or cause to be made available to the Company any funds necessary to make such repayment.

11.	GOVERNING LAW AND DISPUTE RESOLUTION

(a)	This Agreement shall be governed by and construed in accordance with the laws of France, without regard to any conflict of laws rules thereof that would require the application of the laws of any other jurisdiction.

(b)	All claims, controversies or disputes arising out of or in connection with this Agreement (including with respect to its signature, validity, performance, interpretation, termination and post-termination obligations thereof) which are not resolved by the Parties shall be deferred to the Paris Commercial Court (Tribunal de Commerce de Paris).

12.	TERMINATION

12.1	Termination

This Agreement may be terminated at any time prior to the Closing Date as follows:

(a)	by mutual written consent of the Purchaser and DI SAS;

(b)	by DI SAS or Purchaser if the Closing Date shall not have occurred on or before the Longstop Date.

12.2	Effect of Termination

In the event of termination of this Agreement as provided in Article 12.1, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of the Purchaser or such Seller; provided, however, that no such termination shall relieve any Party hereto from any liability or damages resulting from a breach by such Party of any of its agreements set forth in this Agreement, and all rights and remedies of such non-breaching Party under this Agreement in the case of any such breach shall be preserved.

MISCELLANEOUS

12.3	Notices

All notices, requests, demands, and other communications which are required or may be given under this Agreement shall be in writing in English and shall be delivered by (i) hand delivery against receipt signed and dated by the addressee, (ii) e-mail (with a confirmation copy sent within twenty-four (24) hours after transmission by registered air mail return receipt requested), or (iii) registered mail return receipt requested, and shall be addressed to the other Parties at the respective address set forth below or to such other address or place as any Party may from time to time designate, in writing to the other Parties, in accordance with the provisions hereof and, in each case, with a copy by email.

To Purchaser:

XPO Logistics, Inc.

Five Greenwich Office Park

Greenwich, Connecticut 06831

USA

Attention: Gordon Devens

gordon.devens@xpologistics.com

With copy to:

Wachtell, Lipton, Rosen & Katz

Adam O. Emmerich

51 West 52nd Street | New York, NY 10019-6150

aoemmerich@wlrk.com

and

Darrois Villey Maillot Brochier

Bertrand Cardi

69, avenue Victor Hugo | 75783 Paris Cedex 16

bcardi@darroisvilley.com

To any Seller Party:

Dentressangle Initiatives

30 bis rue Sainte-Helene

69002 Lyon

France

Attention: Vincent Menez

v.menez@dentressangle-initiatives.com

with a copy to:

Bredin Prat

Olivier Assant

130, rue du Faubourg Saint Honoré | 75008 Paris

oa@bredinprat.com

Notice given pursuant to paragraph (i), (ii) (iii) above shall be deemed effectively given when received.

12.4	Severability

If at any time subsequent to the date hereof, any provisions herein, or the application thereof to any circumstance of this Agreement, shall be held to be unenforceable, invalid or illegal by any court, arbitration tribunal, government agency or regulatory body of competent jurisdiction, as the case may be, the remainder of this Agreement shall not be affected or impaired thereby and the Parties shall negotiate in good faith to replace the offending provision by another enforceable, valid and legal provision that has the same or similar economic effect on the transactions hereby contemplated as the original provision.

12.5	Entire Agreement

The Agreement constitutes the entire agreement and supersedes all prior agreements, drafts and understandings, both written and oral, among the Parties with respect to the subject matter hereof.

12.6	Binding Effect and Assignment

(a)	This Agreement shall inure to the benefit of, and be binding upon, the Parties hereto and their respective successors and permitted assigns.

(b)	The Parties acknowledge that the rights and obligations of a Party under the Agreement may not be directly or indirectly assigned without the prior written consent of the other Parties. Notwithstanding the foregoing, Purchaser may assign its rights and obligations under this agreement to any wholly owned subsidiary without the consent of any other Party; provided, that the Purchaser shall remain jointly and severally liable for the obligations of such assignee hereunder.

12.7	Amendments – Waiver

No provision of this Agreement may be amended, waived or otherwise modified without the prior written consent of the Parties hereto.

No failure to enforce any of his/her or its rights hereunder at any time or for any period of time by any Party hereto shall be deemed a waiver thereof. No waiver of any of the rights of any Party contained herein or arising hereunder shall be valid unless in writing and signed by such Party to be charged with such waiver.

12.8	Specific Performance

The Parties agree that they would suffer irreparable damages in the event that any provision of this Agreement is not performed in accordance with the terms hereof and that the Parties shall be entitled to specific performance (exécution forcée) of the terms hereof, in addition to any other remedy at law that may be available. Accordingly, the Parties expressly waive the exclusion of specific performance under Article 1142 of the French Civil Code.

12.9	Communication – Public Statements

The Parties have agreed on a joint press release announcing this Agreement, the Tender Offer Agreement and the transactions contemplated hereby and thereby and a communications plan with regards thereto (the “Communications Plan”). Except for such joint press release, statements consistent with the Communications Plan or as may be required by applicable laws or regulations, which is subject to the following sentence, each of the Seller Parties agrees that it will not issue any press release, make any public statement, or otherwise communicate publicly (including off-the-record or private interviews with journalists) with respect to this agreement, the Tender Offer Agreement and the transactions contemplated hereby and thereby without the written consent of the Purchaser, which shall have the right to review and comment upon any such release, statement or communication. In the event any Seller Party is required (in the reasonable opinion of counsel) by applicable law or regulation to make any public announcement related to the Share Purchase Agreement and the transactions contemplated hereby and thereby other than is consistent with the joint press release and Communications Plan, such Seller Party shall give Purchaser a reasonable opportunity to review and comment upon such communication before it is disseminated.

Notwithstanding the foregoing, the Purchaser and the Sellers acknowledge that each of them will be required to notify the AMF and the Company of the crossing of share ownership thresholds as a consequence of the Transaction, and they are free to do so to the extent required by applicable laws or the articles of association of the Company.

12.10	Expenses and Taxes

Each Party shall bear and pay the fees, costs, commissions and other expenses incurred by it in connection with the preparation, negotiation, execution and implementation of this Agreement and of the Transaction and the other transactions contemplated herein; provided, that each of the Purchaser and DI SAS shall bear one-half of the fees and expenses of the Investment Service Provider.

It is specified that no such fees, costs, expenses, commissions, which shall be payable in accordance with this Article 13.8 have been included or taken into account in the Purchase Price.

The Purchaser shall bear all transfer taxes, stamp duties, registration taxes, including financial transaction tax (taxe sur les transactions financières provided for in article 235 ter ZD of the French tax code), incurred in connection with the Transaction and the execution of this Agreement and shall pay such taxes, or procure that such taxes be paid, in accordance with applicable laws, and shall take all necessary measures in relation thereto.

12.11	Guarantee

Mr. ND guarantees to the Purchaser (as caution solidaire):

(a)	the due and punctual payment to the Purchaser by the Sellers of all amounts which the Sellers are or shall become obliged to pay to the Purchaser pursuant to this Agreement; and

(b)	the due and punctual performance by the Sellers of all terms, covenants, stipulations, undertakings, promises and obligations contained in this Agreement and the due and punctual payment by the Sellers in respect of any liability of the Sellers to the Purchaser under or in connection with the terms, covenants, stipulations, undertakings, promises and obligations contained in this Agreement, including with respect to a breach thereof.

[Signature pages follow]

Entered into in Paris

On April 28, 2015

In six (6) original copies

/s/ Norbert Dentressangle		/s/ Evelyne Dentressangle
MR. NORBERT DENTRESSANGLE		MRS. EVELYNE DENTRESSANGLE

/s/ Pierre-Henri Dentressangle		/s/ Marine Dentressangle
MR. PIERRE-HENRI DENTRESSANGLE		MS. MARINE DENTRESSANGLE

DENTRESSANGLE INITIATIVES SAS

By:	/s/ Norbert Dentressangle
Name: Norbert Dentressangle
Title: President

[Signature Page 1 to Share Purchase Agreement]

XPO LOGISTICS, INC.

By:	/s/ Bradley S. Jacobs
Name: Bradley S. Jacobs Title: Chairman and Chief Executive Officer

[Signature Page 2 to Share Purchase Agreement]